SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2008

of

Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

Financial Statements as of December 31, 2008 and 2007, and for the year ended December 31, 2008,

Supplemental Schedule as of December 31, 2008, and

Report of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP

Houston, Texas

June 23, 2009

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

(IN THOUSANDS)

	2008	2007
Assets:

Investments – at fair value:
Plan interest in Duke Energy Retirement Savings Plan Master Trust	$127,794	$—
Plan interest in Duke Energy Common Stock Master Trust	—	55,276
Mutual funds	—	118,531
Interest bearing cash	—	—
Stable value fund	—	13,902
Loans to participants	4,689	5,039

Total investments	132,483	192,748
Employer’s contribution receivable	790	1,365

Net Assets – at fair value	133,273	194,113
Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contract	947	—

Net assets available for benefits	$134,220	$194,113

See Notes to Financial Statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

(IN THOUSANDS)

Additions to net assets attributed to:
Investment income:
Participant loan interest income	$383

Total investment income	383

Contributions:
Participants’	9,606
Employer’s	3,737
Participants’ rollover contributions	187

Total contributions	13,530

Total additions	13,913

Deductions from net assets attributed to:
Investment loss:

Plan interest in Duke Energy Retirement Savings Plan Master Trust	(59,231)

Total investment loss	(59,231)

Benefits paid to participants	(11,412)
Dividends paid in cash	(92)
Administrative fees	(70)

Total deductions	(70,805)

Net decrease prior to transfers	(56,892)
Inter-plan transfers	(3,001)

Net decrease	(59,893)
Net assets available for benefits, beginning of year	194,113

Net assets available for benefits, end of year	$134,220

See Notes to Financial Statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The following description of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering union employees of Cinergy Corp.’s subsidiaries (collectively, the “Company”) represented by the International Brotherhood of Electrical Workers, Local 1393. The Plan is administered by the Duke Energy Corporation Benefits Committee and trusteed by the Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan Administrator. If an employee chooses not to participate, Fidelity, the recordkeeper must be contacted by the employee to change the deferral rate to 0%.

Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All pre-tax deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code.

The Participating Company matches 100% of the first 3% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation and 50% of the next 2% of pre-tax and/or Roth 401(k) contributions from the employees’s eligible compensation. Employees could be entitled to an additional incentive match of up to a maximum of 1% of eligible compensation based upon meeting corporate goals. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

The Company, at its discretion can make a profit sharing contribution to the Plan to eligible employees for the plan year in an amount determined by the Company. In 2008 and 2007, the amount of the Deferred Profit Sharing contribution was $332,889 and $665,256, respectively.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRS limits each year. For 2008 and 2007, the IRS allowed participants over the age of 50 to contribute up to $5,000 over and above the $15,500 pre-tax and/or Roth 401(k) contribution limit. Duke Energy Corporation will not provide a base company match or incentive match on these additional contributions.

Vesting

Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Duke Energy Corporation common stock on Deferred Profit Sharing Contributions are vested immediately.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and plan earnings. Allocations are based on the participant’s account balance or contribution percentage as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

Investments

Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan except for the Spectra Energy Stock Fund, discussed below. Participant accounts invest in “units” of a fund based on its net asset value. The value of an account is updated each business day. Throughout the Plan year, eighteen funds were offered for investment.

Effective January 2, 2007 the Plan was amended to implement the provisions of the Employee Matters agreement between Duke Energy and Spectra Energy Corp, including the establishment of the Spectra Stock Fund to hold shares of Spectra Common Stock received by the Duke Energy Common Stock Master Trust in connection with the spin-off of Duke Energy’s natural gas businesses, named Spectra Energy Corp.

In addition, effective January 1, 2008, the Plan began to offer a brokerage option, BrokerageLink, whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Plan. Participants were allowed to invest their Plan accounts in BrokerageLink, effective January 1, 2008.

Forfeitures

Upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable to the Company.

Payments of Benefits

Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $1,000 or less. Distributions generally are paid in a lump sum for vested benefits greater than $1,000. Active participants are also eligible to apply to the Plan administrator for (i) “hardship” withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with Plan provisions and (iii) withdrawals from their entire account after attaining age 59  1/2 in accordance with Plan provisions.

Participants may elect to receive a cash payout of the account’s allocation of the current dividend paid or to have that allocation reinvested in the Stock Fund through an annual election. Dividends paid in cash are taxable as a plan distribution for the calendar year in which they are paid and are not subject to the 10% federal tax penalty for early distributions and are not eligible for a rollover to an IRA or similar plan.

Participant Loans

Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value except for fully benefit-responsive investment contract, which is stated at contract value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Company common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (FASB Statement No. 157).

As of December 31, 2007, the Plan adopted FASB Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts

Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) issued in December 2005. The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Duke Energy Retirement Savings Plan, and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

Payments of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

A portion of the administrative expenses of the Plan are paid by the Company.

3.	Investments

The Plan invests in the Duke Energy Retirement Savings Plan Master Trust (“RSP Master Trust”). The RSP Master Trust was established on January 1, 2008 by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans. Prior to January 1, 2008, the Plan was a participant in the Duke Energy Common Stock Master Trust (“CS Master Trust”). Effective January 1, 2008, the assets of the CS Master Trust were transferred to the RSP Master Trust and Fidelity Management Trust Company replaced US Trust as Trustee.

Also effective January 1, 2008, Duke Energy assumed sponsorship of the Plan from Cinergy Corp.Duke Energy also sponsors the following plans, whose investments are held in the Master Trust described above:

The Duke Energy Retirement Savings Plan, which covers non-union employees’ of Duke Energy Corporation and subsidiaries who meet minimum age requirements

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), which covers union employees of Cinergy Corp. and subsidiaries represented by The Utility Workers Union, Local 600, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1, The Employees’ Representation Association, the Unite, Local 2024, and Unite, Local 1093.

The Plan has an undivided interest in the RSP Master Trust.

Effective January 2, 2007, Duke Energy completed the spin-off of its natural gas businesses, named Spectra Energy Corp. Effective as of the occurrence of the spin-off, the CS Master Trust received one share of Spectra Energy common stock for every two shares of Duke Energy common stock within the CS Master Trust, and the Spectra Energy Stock Fund was created. The cost basis of the shares of the Duke Energy common stock and the Spectra Energy Corp. common stock were adjusted to reflect the distribution. In addition, participants are not entitled to direct future amounts to the Spectra Energy Stock Fund. The Spectra Energy Stock Fund was discontinued during 2008 and the participants were allowed several options for investment of their balance in this fund including an in-kind transfer to the self-directed brokerage account.

A summary of the net assets of the RSP Master Trust as of December 31, 2008 is as follows (in thousands):

December 31, 2008
Investments, at fair value
Common stock	$982,783
Mutual funds	1,208,049

2,190,832
Investment, at contract value
Stable value fund	277,173

Net assets of Duke Energy RSP Master Trust	$2,468,005

A summary of the net assets of the CS Master Trust as of December 31, 2007 is as follows (in thousands):

December 31, 2007
Cash and cash equivalents	$4,780
Duke Energy Stock Fund	293,138
Spectra Energy Stock Fund	124,614

Total investments	422,532

Receivables:
Accrued interest	11
Securities sold	2,923
Other	193

Total assets	425,659

Liabilities:
Securities purchased	(2,152)
Other	(243)

Total liabilities	(2,395)

Net assets of Duke Energy Common Stock Master Trust	$423,264

Plan interest in the net assets of the RSP Master Trust is based on the assets held by each plan in the RSP Master Trust on an actual basis. Allocations of the Plan interest in the RSP Master Trust to participating plans as of December 31, 2008 are as follows (in thousands):

	2008
	Amount	Percentage
Duke Energy Retirement Savings Plan	$2,098,561	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	240,703	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	128,741	5

	$2,468,005	100

Allocations of the Plan interest in the CS Master Trust to participating plans as of December 31, 2007 are as follows (in thousands):

	2007
	Amount	Percentage
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) (a)	$55,276	13
Cinergy Corp. Non-Union Employees’ 401(k) Plan (b)	191,161	45
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) (c)	176,827	42

	$423,264	100

(a)	Formerly the Cinergy Corp. Union Employees’ 401(k) Plan. Plan rename effective January 1, 2008.
(b)	The Cinergy Corp. Non-Union Employees’ 401(k) Plan was merged into the Duke Energy Retirement Savings Plan, effective close of business, December 31, 2007.
(c)	Formerly the Cinergy Corp. Union Employees’ 401(k) Plan. Plan rename effective January 1, 2008.

A summary of loss of the RSP Master Trust for the year ended December 31, 2008, is as follows (in thousands):

Interest and dividends	$65,285
Net depreciation in fair value of investments:
Common Stock	$(291,529)
Mutual funds	(678,720)
Stable Value funds	9,985

Net RSP Master Trust investment loss	$(894,979)

Allocations of loss in the RSP Master Trust to participating plans as of December 31, 2008, are as follows (in thousands):

	Amount	Percent
Duke Energy Retirement Savings Plan	$(744,184)	83
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	(91,564)	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	(59,231)	7

	$(894,979)	100%

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows (in thousands):

	2008	2007
*Plan interest in Duke Energy Retirement Savings Plan Master Trust	$128,741	$—
*Plan interest in Duke Energy Common Stock Master Trust	—	55,276
*U.S. Equity Large Cap Value Fund	—	20,059
*U.S. Equity S&P 500 Index Fund	—	11,258
*Fidelity BrokerageLink	—	50,985
*Stable Value Fund	—	13,902
*Fidelity Magellan Fund	—	17,720
*Fidelity Diversified International	—	12,619
Rainier Small/Midcap I	—	14,307

*	Denotes a party-in-interest.

4.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

7.	Investment Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

The Plan has invested a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 22 percent of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

8.	Benefit-Responsive Investments

The Plan has interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The average yield earned by the contract for the year ended December 31, 2008 was 4.57% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2008 was 6.15%

As of December 31, 2008, the contract value and fair value of the Plan’s Fidelity Stable Value Fund was approximately $13,844,000 and $12,897,000, respectively. A fair value adjustment of $947,000 was recorded on the Statement of Net Assets Available for Benefits as of December 31, 2008. As of December 31, 2007, the Fidelity Stable Value Fund is recorded at contract value, which approximates fair value. No amounts have therefore been recorded in the Statement of Net Assets Available for Benefits with respect to the fair value adjustment as of December 31, 2007. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

9.	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosure requirements about fair value measurements. Under SFAS No. 157, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under SFAS No. 157 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although SFAS No. 157 does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by SFAS No. 157, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs: inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs: unobservable inputs for the asset or liability.

The following table provides by level, within the fair value hierarchy, the Plan’s Investments at fair value as of December 31, 2008:

	Total Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Description
Common stock	$31,779	$31,779	$—	$—
Mutual funds	83,118	30,106	53,012	—
Stable value fund	12,897	—	12,897	—
Loans to participants	4,689	—	—	4,689

Total investments at fair value	$132,483	$61,885	$65,909	$4,689

The following table provides a reconciliation of beginning and ending balances of assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3):

Rollforward of Level 3 measurements

Loans to Participants
(in thousands)
Balance at January 1, 2008	$5,039
Net, issuances and repayments	(350)

Balance at December 31, 2008	$4,689

Valuation methods of the primary fair value measurements disclosed above are as follows:

Common stock: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities. The Plans’ investments in common stock are valued using Level 1 measurements.

Mutual funds: Valued at the net asset value of shares held by the plan at year end. The Plans’ investments in mutual funds within the BrokerageLink account are valued using Level 1 measurements. The Plans’ investments in mutual funds separately managed by Fidelity are valued using Level 2 measurements.

Stable value fund: Valued at contract value, which approximates fair value, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Plans’ investments in stable value funds are valued using Level 2 measurements.

Loans to participants: Valued at amortized cost, which approximates fair value. The Plans’ investments in loans to participants are valued using Level 3 measurements.

10.	Plan Changes

Effective during, 2008, the Plan was amended as follows:

Provides that otherwise eligible employees who have transferred from balanced or investor program status during the plan year may receive profit sharing contributions for the portion of the year in which they were in the balanced or investor programs

Modifies the definition of compensation under the plan to include payments for unused vacation that were operationally included in compensation for periods prior to July 1, 2008

Provides for service to be measured from the date of hire, full vesting to occur upon death or disability while employed, and minimum required distributions to be paid to beneficiaries in the form of a single lump-sum payment

Clarifies that certain amounts (i.e. regular pay and payments for accrued vacation and other leave received after severance from employment, are includable in eligible compensation, in accordance with IRS regulations.

Effective August 1, 2008, the Plan was amended as follows:

Modified the definition of eligible earnings to include payments for unused vacation beginning August 1, 2008 and provides a nonelective employer contribution to certain employees for amounts that would have been contributed had eligible earnings included payments for unused vacation from January 1, 2008 through July 31, 2008

Effective August 12, 2008, the Plan was amended as follows:

Provides for the discontinuance of the Spectra Stock Fund

11.	Adoption of Accounting Pronouncements:

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact FSP 157-4 will have on the Plan’s financial statements.

12.	Reconciliation of Financial Statements to Form 5500 (in thousands):

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007
Net assets available for benefit per the financial statements	$134,220	$194,113
Adjustment from contract value to fair value for fully benefit-responsive contract	(947)	—

Net assets available for benefits per Form 5500	$133,273	$194,113

The following is a reconciliation of the Plan’s decrease in net assets available for benefits per the financial statements to Form 5500:

2008
Decrease in net assets available for benefits per financial statements	$(59,893)
Less: Current year adjustment from contract value to fair value for fully benefit-responsive investment contract	(947)

Decrease in net assets available for benefits per Form 5500	$(60,840)

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (IBEW 1393)

EIN: 20-2777218 PN: 004

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(IN THOUSANDS)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value
*	Duke Energy Corporation	Plan interest in master trust	**	$128,741

*	Participant Loans	Participant Loans	-0-	4,689
		Interest Rates 5.00% - 9.25%
		Maturities through April 29, 2023

	Total			$133,430

*	Denotes a party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)

Date: June 26, 2009	By:	/s/ Martin Brown
Martin Brown
Managing Director, HR Client Services